Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Nine Months Ended September 30,
	2005	2004
Earnings:
Income from continuing operations before taxes	$163.5	$42.0
Add (deduct):
Equity in income of non-consolidated affiliates	(26.9)	(4.8)
Amortization of capitalized interest	0.1	0.2
Fixed charges as described below	21.8	21.9

Total	$158.5	$59.3

Fixed Charges:
Interest expensed	$15.0	$14.9
Estimated interest factor in rent expense(1)	6.8	7.0

Total	$21.8	$21.9

Ratio of earnings to fixed charges	7.3	2.7

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.